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October 13, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Scott Anderegg

Re:	WebMediaBrands Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed September 29, 2009

File No. 000-26393

Ladies and Gentlemen:

We write this letter on behalf of our client WebMediaBrands Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 8, 2009.

We have repeated the Staff’s comments below in italics for ease of reference in reviewing the responses in this letter. All of the page number references in the comment responses below are to the revised preliminary proxy solicitation materials filed by WebMediaBrands via EDGAR concurrently with this letter.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 13, 2009

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1.	We note your response to comment two in our letter dated September 24, 2009 and your revised disclosure “our board of directors consulted with our management and our legal and financial advisors and considered a number of factors, including possible alternatives to the sale, the sale process and terms, and the opinion of Moelis & Company.” We also note that you identify your legal advisors in connection with this transaction but not your financial advisors; unless you are referring to Moelis & Company. Please clarify your disclosure to disclose your financial advisors.

WebMediaBrands has revised its disclosure on page two and throughout the document so that it clearly identifies with whom the board of directors consulted. Moelis & Company rendered a fairness opinion, but no financial advisors were otherwise involved in the transaction.

Proposal #1: Proposal to Sell the Business, page 17

Background of the Sale of the Business, page 17

Opinion of WebMediaBrands Financial Advisor, page 23

2.	In an appropriate place in this discussion, please revise to include the information you provide in your response to comment 17 in our letter dated September 24, 2009.

WebMediaBrands has revised the second paragraph on page 21 to include the information WebMediaBrands provided in its response to comment 17 in the Staff’s letter of September 24, 2009.

3.	We note your response to comments six and 16 in our letter dated September 24, 2009. Please revise your disclosure to clarify, as you indicate in your response, that the private equity firm terminated discussions. Currently, your disclosure does not clearly state who terminated discussions and, therefore, it is not clear to what extent, if any, you considered this offer.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 13, 2009

WebMediaBrands has revised the second paragraph on page 18 to clarify that the private equity firm terminated discussions.

4.	We note your response to comment four in our letter dated September 24, 2009. On page 21 in the third paragraph please identify the members of WebMediaBrands’s management and QuinStreet that engaged in the final rounds of negotiations.

WebMediaBrands has revised the third paragraph on page 21 to identify the members of WebMediaBrands’s management and QuinStreet that engaged in the final rounds of negotiations.

5.	We note your response to comment 19 in our letter dated September 24, 2009. Please revise your disclosure to provide the 2009 financial forecasts.

WebMediaBrands has revised its disclosure beginning on page 23 to provide and disclose the material parameters, implications and risks related to the 2009 financial forecasts.

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On behalf of WebMediaBrands, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff.

If the Staff has any further comments, please direct them to the undersigned at your earliest convenience. Thank you.

Sincerely,

  /s/ Donald R. Reynolds

Donald R. Reynolds

cc:	Alan M. Meckler

Mitchell Eisenberg, Esq.